Exhibit 99.9

CONSENT OF KATHLEEN ANN ALTMAN

In connection with the filing of the annual report on Form 40-F (the “Form 40-F”) of Franco-Nevada Corporation with the U.S. Securities and Exchange Commission, I consent to the references to my name, including under the heading “Experts,” and to the use of the technical report entitled “Technical Report on the Goldstrike Mine, Eureka and Elko Counties, State of Nevada, USA,” dated March 16, 2012 (the “Report”), and the information derived from the Report, included in the 2012 Annual Information Form of Franco-Nevada Corporation dated March 19, 2013 (the “AIF”), which is filed as an exhibit to, and incorporated by reference in, the Form 40-F.

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (No. 333-176856) and on Form F-10 (No. 333-176722) of the references to my name in the AIF and the use of the Report and the information derived therefrom.

DATED: March 19, 2013

(Signed) “Kathleen Ann Altman”
Name: Kathleen Ann Altman, Ph.D., P.Eng.

RPA (USA) Ltd. 143 Union Boulevard Suite 505 | Lakewood, CO, USA 80228 | T +1 (303) 330 0950	www.rpacan.com